AUTONATION, INC.
AutoNation Tower
110 SE Sixth Street
Fort Lauderdale, FL 33301
September 10, 2008
VIA EDGAR SUBMISSION
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	AutoNation, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 28, 2008 File No. 001-13107
Dear Mr. Owings:
     This letter responds to the comments that AutoNation, Inc. (the “Company”) received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 5, 2008. For your convenience, we have set forth each of the Staff’s comments below followed by our response to each comment.
Form 10-K for Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 23
1.	We have reviewed your response to comment 1 in our letter dated April 17, 2008. Please address the following items in your response:
•	Unlike your proposed goodwill critical accounting policy, we note that your proposed franchise rights critical accounting policy in Attachment 2 does not indicate whether or not an impairment charge would have been necessary had your discounted cash flow model yielded a hypothetical 10% lower value. Please tell us and disclose in future filings if a hypothetical 10% decline in your franchise rights valuations would have resulted in an impairment charge during the historical periods presented and, if so, quantify the hypothetical impairment charge. If you do not believe this disclosure would be useful or appropriate, please explain your views to us in reasonable detail.

•	Regarding the valuation of your inventory and in light of the current challenges in the automotive retail industry and the materiality of inventory to your balance sheet, please consider including information similar to that in your response as to why material inventory impairments have historically not been necessary. We believe this information should be included somewhere appropriate in your filing since it would enable investors to see the company through the eyes of management and provide them information about the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

•	Regarding your reserve for chargebacks, it remains unclear to us that this reserve is not subject to Rule 12-09 of Regulation S-X. Based on your disclosures in Note 1 to your financial statements, it appears that you must refund at least a portion of the commission revenues that you earn if the underlying contracts upon which you earned commission are terminated prior to their expirations, and these estimated refunds are your chargebacks. Based on this description, it appears to us that your chargeback reserve is effectively a sales return reserve. Additionally, it appears that these chargebacks have a significant impact on your results. For example, we note that the provision declined by $10.4 million from fiscal 2006 to 2007, and that change represented approximately 12% of the change in operating income for the same periods. Based on the above, it appears to us that you should present a rollforward of this reserve either in your footnotes or in Schedule II, and it also appears that any significant impact on your results, such as the impact on operating income noted above, should be clearly discussed in your analysis of results of operations within MD&A.
Response:

Franchise Rights

Our franchise rights, which related to 28 franchises and totaled approximately $312 million at June 30, 2007, are evaluated on a franchise-by-franchise basis. We note that we recorded impairment charges of $2.2 million during 2007 related to rights under one franchise agreement. If the fair value of each of our franchise rights had been determined to be a hypothetical 10% lower as of the valuation date of June 30, 2007, the resulting incremental impairment charge would have been less than $0.6 million. In future filings, we will discuss the effect of a hypothetical 10% decline in the fair value of our franchise rights.

Inventory

We will include in future filings information similar to the information provided to the Staff in our letter dated May 30, 2008, regarding inventory levels and why material inventory impairments have historically not been necessary.

Chargeback Liabilities

We will include a rollforward of our estimated liability for each of the three years presented in our financial statements either in our footnotes or in Schedule II. We will also discuss changes in the chargeback liabilities that have a significant impact on our results of operations in our MD&A.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, net, page 52
2.	We have reviewed your response to comment 3 in our letter dated April 17, 2008. We also acknowledge your segment-related response included in your response letter filed on January 6, 2006 during our prior review of your December 31, 2004 Form 10-K. Given that internal reporting often changes over time, and to help us better understand your conclusions regarding your goodwill impairment testing, please provide us with the following updated information regarding your operating segments:
•	Please provide us with an updated description of how your company is structured and how operating performance is evaluated to help us better understand how you determine that the company has only one operating segment under the guidance in SFAS 131.

•	If your chief operating decision maker (“CODM”) solely consists of your CEO, please tell us how you considered whether other members of management were part of your CODM.

•	Please explain the nature and contents of the financial information regularly reviewed by your CODM for assessing performance and allocating resources, and provide us with a representative copy of these reports. We note that these reports previously consisted of a quarterly analyst book, monthly operating results, quarterly operating results, and peer performance reports.

•	If discrete financial information below the consolidated level is included in the reports reviewed by your CODM, please specifically address how you considered whether this lower level of information represented operating segments.

•	Lastly, please describe the processes and persons involved in deciding to open or close individual stores.
Response:

Subsequent to the filing of our response letter dated January 6, 2006, we concluded on each of our annual goodwill impairment test dates that there had been no significant changes in the Company’s operating and reporting structure and that the Company had one operating segment under the guidance in SFAS 131. Below please find a description of such structure from January 6, 2006 through the quarter ended June 30, 2008, the period in which we completed our most recent goodwill impairment testing.

Description of Company Structure

Our Chief Executive Officer (“CEO”) managed our business operations using a matrix form of organization. The matrix form of organization included (1) our field management structure, which was organized into regions and markets and consisted of our region presidents, market presidents, and general managers, and (2) our functional management structure, which was led by our Senior Vice President of Sales and supported our new vehicles, used vehicles, parts and service, and finance and insurance product lines. At the direction of our CEO, our Chief Operating Officer (“COO”), together with our functional leaders, region presidents, market presidents, and general managers, executed our business strategy using standardized processes and centralized functions.

Our field management structure was segregated into manageable geographic subsets for purposes of achieving efficient management of our store operations and executing centralized initiatives at our individual stores, and was not based on any special economic circumstances at any level of our organization. Our field management structure generally managed our day-to-day operations and executed Company-wide initiatives in furtherance of our business strategy, as set by our CEO with input from our COO and other members of senior management.

We continued to centralize our business operations through the implementation of management practices such as:
•	centrally-located dealer management and other systems utilized by the stores,

•	centralized cash management, floorplan financing, and other financing and investing activities,

•	standardized accounting policies and procedures,

•	centralized capital expenditure plans,

•	centralized store acquisition and divestiture plans,

•	common inventory control procedures,

•	common compensation plans,

•	common marketing plans, and

•	standardized sales practices.
Additionally, we continued to centralize certain accounting and administrative functions for all stores into a shared services center.

The field management structure was changeable and could be configured to meet the Company’s needs. For example, prior to 2004, our stores were organized into ten districts, which were reconfigured into five regions in 2004, and subsequently reconfigured into four regions in 2007. These changes were made with minimal or no disruptions to store operations. We also changed our market structure periodically. This flexibility in structure was made possible since our store operations were not impacted by changes in the field management structure. Our stores offered the same product lines and used standardized processes and centralized functions.

Our functional management structure supported our new vehicles, used vehicles, parts and service, and finance and insurance product lines across all of our stores. These product lines were financially interdependent. For example, new vehicle sales provided trade-in vehicles that could be sold as used vehicles. New and used vehicle sales generated finance and insurance revenue, as well as parts and service revenue.

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:
(a)	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

(b)	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c)	For which discrete financial information is available.
We concluded that our CODM (as defined below) allocated resources and evaluated our operating performance based primarily on consolidated financial information and that, as a result, we had one operating and reporting segment, automotive retailing, under the guidance in SFAS 131. For a further discussion of the financial information regularly reviewed by our CEO, please see “Financial Information Reviewed by CODM” below.

Determination of Chief Operating Decision Maker

Our CEO (also referred to as our “CODM”) was our “chief operating decision maker” under SFAS 131. We considered whether other members of management were part of our CODM. Although our CEO consulted with our COO, Chief Financial Officer, and General Counsel, our CEO (along with the Company’s Board of Directors, as required) decided where to lead our Company with respect to significant strategic, operational, financial, and resource allocation matters. Our COO executed these decisions through our matrix form of organization. The field and functional management structures were not major contributing factors in this process.

Financial Information Reviewed by CODM

In assessing performance and deciding how to allocate resources, our CODM regularly reviewed consolidated financial information for the Company. Our CODM also considered other information, including information regarding the U.S. economy and the automotive retail industry. Our CODM also periodically received selected disaggregated financial information to assist in analyzing our consolidated operating results or evaluating certain projects.

The financial information reviewed by our CODM included:
•	Flash Report, which summarized our consolidated income and new and used units retailed for the monthly and quarterly periods compared to forecasted, budgeted, and prior year results.

•	Monthly Operating Summary, which summarized monthly operating results for the Company.

•	Board of Directors Review Package, which was developed for our Board of Directors and summarized quarterly financial information for the Company and automotive retail industry.

•	Earnings Release Conference Call Preparation Book, which primarily contained consolidated financial information and other financial analyses to provide the CODM with supporting information for earnings release conference calls.

•	Quarterly Analyst Book, which primarily contained consolidated income statement and selected balance sheet information, as well as other financial analyses. This book was compiled to provide the CODM with supporting information for board meetings, analyst calls, and interviews.

•	Monthly Operating Results (“MOR Reports”) and Quarterly Operating Results (“QOR Reports”), which contained selected consolidated financial information, as well as disaggregated financial information based on product lines, brands, and regions. We note that Store Operating Reports on an individual store basis were issued in connection with the MOR and QOR Reports. Also, the format of the MOR and QOR Reports was substantially the same, except that QOR Reports included quarterly data.
Since these reports were distributed to and used by others in the Company in addition to our CODM, the reports contained certain disaggregated financial information to present our operating results in various ways. The MOR and QOR Reports were prepared to provide a single source document for operational financial information related to the Company’s performance. They were used by various members of management and staff for analytical purposes. While our CODM received the MOR Reports monthly and the QOR Reports quarterly, he relied primarily on consolidated information to assess performance and to allocate resources.

A representative copy of each of the reports described above will be provided to the Staff under separate cover by counsel for the Company on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 12b-4 under the Exchange Act, counsel for the Company have requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for the Company have also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Financial Information Below Consolidated Level

The reports described above contained disaggregated financial information based on product lines, brands, and regions in addition to consolidated financial information for the Company. The disaggregated financial information was included in those reports to avoid inefficiencies of having to generate numerous customized financial information packages, and, as a result, we determined that the lower levels for which information was provided did not represent operating segments. In performing our goodwill impairment testing, we recognized that our CODM did periodically receive selected disaggregated financial information, but we concluded, as noted above, that our CODM allocated resources and assessed our performance based primarily on consolidated financial information for the Company.

Acquisitions and Divestitures

Our Corporate Development and Industry Relations teams were responsible for reviewing our store portfolio and recommending potential acquisitions, divestitures, consolidations, openings, and closings to our senior management team. Our CODM reviewed the recommendations of our Corporate Development team and decided whether to pursue an acquisition, divestiture, consolidation, opening, or closing based on his analysis of market conditions and the Company’s business strategy. Our CODM (along with the Company’s Board of Directors, as required) was the final decision maker regarding such activities.

We continue to monitor our segment reporting under SFAS 131. In light of recent and ongoing changes in the automotive industry, we are currently evaluating whether a change in our segment reporting may be appropriate for future filings. In the event that we conclude that a change in our segment reporting would be appropriate, we will make the required disclosures in our future filings.

3.	If you have a single operating segment, it appears that each store may represent a “component” under paragraph 30 of SFAS 142. In this regard, we assume that each of your stores constitutes a business for which discrete financial information is available, that segment management regularly reviews the operating results of each store, and that not all stores have similar economic characteristics. Please tell us how you determined each store does not represent a component under SFAS 142. If each store were considered a component, it appears that stores with similar economic characteristics would be aggregated into a single reporting unit and dissimilar stores would be disaggregated into separate reporting units.

Response:

Paragraph 30 of SFAS 142 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). Based on the Company’s operating and reporting structure, we determined, in performing our goodwill impairment testing, that our regions constituted components under SFAS 142, since our regions, not our stores, were one level below our operating segment. For a discussion of why our regions were viewed as a single reporting unit, please refer to our response letter filed with the Staff on May 30, 2008.

As noted above, we are currently evaluating whether a change in our segment reporting may be appropriate for future filings. A change in our segment reporting may impact our goodwill impairment testing and the level at which we perform our impairment testing under SFAS 142.
* * * * *

     In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (954) 769-3145.

Respectfully submitted,
/s/ Michael J. Stephan
Michael J. Stephan
Vice President – Corporate Controller

cc:	Michael J. Jackson, Chairman and Chief Executive Officer, AutoNation, Inc.
Robert R. Grusky, Audit Committee Chair, AutoNation, Inc.
Michael J. Short, Executive Vice President and Chief Financial Officer, AutoNation, Inc.
Jonathan P. Ferrando, Executive Vice President, General Counsel and Secretary, AutoNation, Inc.
Hector Mojena, KPMG LLP
Jonathan Awner, Esq., Akerman Senterfitt